Exhibit 4.07

[Insert Amyris Letterhead]

April 8, 2010

Advanced Equities, Inc.

311 S. Wacker Drive, Suite 1650

Chicago, IL 60606

Attention: David Schmidt

Dear David:

Reference is hereby made to the following warrants (each an “AEI Warrant” and collectively, the “AEI Warrants”):

(A)	Warrant to Purchase Series B-1 Preferred Stock for 8,991 shares of Series B-1 Preferred Stock with an issue date of March 31, 2008;

(B)	Warrant to Purchase Series B-1 Preferred Stock for 53,916 shares of Series B-1 Preferred Stock with an issue date of June 30, 2008;

(C)	Warrant to Purchase Series B-1 Preferred Stock for 32,330 shares of Series B-1 Preferred Stock with an issue date of September 30, 2008;

(D)	Warrant to Purchase Series B-1 Preferred Stock for 5,478 shares of Series B-1 Preferred Stock with an issue date of December 31, 2008;

(E)	Warrant to Purchase Series B-1 Preferred Stock for 3,843 shares of Series B-1 Preferred Stock with an issue date of March 31, 2009; and

(F)	Warrant to Purchase Series C Preferred Stock for [ ] shares of Series C Preferred Stock with an issue date of January , 2010.

This Letter Agreement is made by and between Amyris Biotechnologies, Inc. (the “Company”) and Advanced Equities, Inc. and certain of its affiliated investment funds (collectively, “AEI”). The Company and AEI agree to the following:

1.	AEI hereby acknowledges and agrees the following with respect to each of the AEI Warrants:

(a)

The settlement of each AEI Warrant is to be made in Shares (as defined in each AEI Warrant) and, for the elimination of doubt, the fact that the Shares delivered on exercise of each AEI Warrant are not registered under the Securities Act of 1933 will not in any way require the Company to settle any AEI Warrant otherwise than in Shares, including, without limitation, that there is no circumstance that would require the Company to net cash settle any AEI Warrant.

(b)

In case all the authorized Series B-1 Preferred Stock and/or Series C Preferred Stock of the Company is/are converted, pursuant to the Company’s Articles of Incorporation, as may be amended from time to time, into Common Stock or other securities or property, or the Series B-1 Preferred Stock and/or Series C Preferred Stock otherwise cease(s) to exist, then, Holder (as defined in each AEI Warrant), upon exercise of each AEI Warrant at any time after such time (the “Conversion Date”), shall receive, in lieu of the number of Shares that would have been issuable upon such exercise immediately prior to the Conversion Date (the “Former Number of Shares”), the stock and other securities and property which Holder would have been entitled to receive upon the Conversion Date if Holder had exercised such AEI Warrant with respect to the Former Number of Shares immediately prior to the Conversion Date (all subject to further adjustment as provided in each AEI Warrant).

2.

This Letter Agreement, including each of the AEI Warrants, constitute the entire and exclusive agreement between the parties pertaining to the subject matter hereof, and supersedes any and all written or oral agreements previously existing between the parties with respect to such subject matter. Any modifications of this Letter Agreement must be in writing and signed by both parties hereto. This Letter Agreement may be executed in counterparts, and each of which will be considered an original.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

The parties have executed this Letter Agreement as of the first date set forth above.

Amyris Biotechnologies, Inc.		Advanced Equities, Inc.

By:	/s/ John G. Melo	By:	/s/ Keith Daubenspeck

Name:	John G. Melo	Name:	Keith Daubenspeck

Title:	Chief Executive Officer	Title:	Chairman of AEFC

[SIGNATURE PAGE TO LETTER AGREEMENT BETWEEN AMYRIS BIOTECHNOLOGIES, INC.

AND ADVANCED EQUITIES, INC.]